SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Summary of the Resolutions approved at the second part of the General Ordinary Shareholders’ Meeting held on April 29, 2014 adjourned to May 21, 2014

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved at the second part of the General Ordinary

Shareholders’ Meeting held on April 29, 2014 adjourned to May 21, 2014

The following resolutions were adopted by the Shareholders at the second part of the General Ordinary Shareholders’ meeting when considering the third point of the agenda:

3)	Analysis of the allocation of Retained Earnings as of December 31, 2013 (P$ 3,202,462,964.-). The Board of Directors proposes the allocation of: (i) P$ 9,369,889.- to the Legal Reserve; (ii) P$ 1,201,757,911.- to ‘Cash Dividends’ (in two equal installments to be paid on May 8th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment); (iii) P$ 1,991,335,164.- to ‘Voluntary Reserve for Future Capital Operations’’.

Delegation of powers to the Board of Directors to determine the allocation of the Voluntary Reserve for Future Capital Operations to their specific purposes.

The Shareholders’ Meeting approved the following allocation of Retained Earnings as of December 31, 2013:

In Pesos

Retained Earnings as of December 31, 2013	3,202,462,964
To Legal Reserve	(9,369,889)
To Cash Dividends	(1,201,757,911)
To Voluntary Reserve for Future Capital Operations	(1,991,335,164)
To New Fiscal Year	—

The approved cash dividend is equivalent to P$1.24 per outstanding share in circulation as of today with a nominal value of P$1.00 each.

Additionally, it was resolved:

i)	The form of payment of the cash dividends in two equal installments of P$600,878,955.50 each. The installments shall be paid on June 10th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment.

ii)	To delegate powers to the Board of Directors to determine the total or partial allocation of the Voluntary Reserve for Future Capital Operations to the specific purposes for which it is constituted.

These resolutions were approved by the majority of computable votes.

The Shareholders’ Meeting was attended by Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

Mr. Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 21, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman